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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE FISCAL YEARS ENDED DECEMBER 1996, 1997 & 1998

                                      OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM ______________ TO ______________

                        Commission file number: 0-8043


                         SOUTHERN MINERAL CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN


                         SOUTHERN MINERAL CORPORATION
            (Exact Name of Registrant as Specified in Its Charter)

                   Nevada                              36-2068676
       (State or Other Jurisdiction of              (I.R.S. Employer
        Incorporation or Organization)             Identification No.)

             1201 LOUISIANA, SUITE 3350                77002-5609
                 Houston, Texas                        (Zip Code)
      (Address of Principal Executive Offices)

      Registrant's Telephone Number, Including Area Code: (713) 658-9444

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                         SOUTHERN MINERAL CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

                                 INTRODUCTION

Southern Mineral Corporation, a Nevada corporation, with its subsidiaries, established the Southern Mineral Corporation 1996 Employee Stock Purchase Plan (the "Plan"). The Plan is intended to qualify as an "employee Stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended.


                             REQUIRED INFORMATION

Financial statements and exhibits

(a) Financial statements

        These documents are listed in the Index to Financial Statements

(b)  Exhibits:

        Consent of Independent Auditors


                                  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Southern Mineral Corporation as Plan Administrator has duly caused this Annual Report on Form 11-K for the period ended December 31 1996, 1997 and 1998 to be signed on its behalf by the undersigned hereunto duly authorized.




                              SOUTHERN MINERAL CORPORATION
                              Employee Stock Purchase Plan

                              By            /s/ MICHAEL E. LUTTRELL
                                  ---------------------------------------------
Date:  July 8, 1999            Michael E. Luttrell
                               Vice President-Finance and Chief
                                Financial Officer

                                       2
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                          SOUTHERN MINERAL CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                          Audited Financial Statements

                   Years ended December 31, 1996, 1997, 1998


                                    CONTENTS

Independent Auditors' Report............................................... 4

Audited Financial Statements:

Statements of Net Assets Available for Benefits............................ 5
Statements of Changes in Net Assets Available for Benefits................. 5
Notes to Financial Statements.............................................. 6

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                          Independent Auditor's Report

The Board of Directors
Southern Mineral Corporation
  Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for benefits of the Southern Mineral Corporation Employee Stock Purchase Plan (the Plan) as of December 31, 1998, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1998, 1997, and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Southern Mineral Corporation (the Company), the Plan's sponsor, will continue as a going concern. As discussed in Note 3 to the Company's 1998 consolidated financial statements on Form 10-K, the Company's substantial indebtedness, covenant requirements and working capital deficit raise substantial doubt about its ability to continue as a going concern. The Plan's financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                        KPMG LLP
Houston, TX
July 6, 1999

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                          SOUTHERN MINERAL CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                   As of December 31,
                                               ------------------------
                                               1998       1997      1996
                                               ----       ----      ----
ASSETS

Due from Company                               $ 25,381  $   985   $   -0-
                                               --------  -------   -------
Net Assets                                     $ 25,381  $   985   $   -0-
                                               ========  =======   =======

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Additions to net assets attributed to:

     Participant  contributions                $ 61,524  $38,169   $14,228

Deductions from net assets attributed to:
     Stock purchases                             12,218   25,772    13,548
     Participant withdrawals                     24,910   11,412       680
                                               --------  -------   -------
Total deductions                                 37,128   37,184    14,228
                                               --------  -------   -------
Net increase in net assets                       24,396      985       -0-

Net assets:
     Beginning of year                              985      -0-       -0-
                                               --------  -------   -------
     End of year                               $ 25,381  $   985   $   -0-
                                               ========  =======   =======


See accompanying notes to financial statements.

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                          SOUTHERN MINERAL CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                         Notes to Financial Statements

1.  PLAN DESCRIPTION

Southern Mineral Corporation (the "Company") established the Southern Mineral Corporation 1996 Employee Stock Purchase Plan (the Plan) effective May 15, 1996. The Plan provides a means by which eligible employees of the Company and its controlled subsidiaries may purchase shares of the Company's authorized common stock, par value $.01 per share, at a discount from the market price at times specified by the Plan document.

The Plan is administered by the Compensation Committee of the Board of Directors (the "Board") who have the authority to interpret and construe any provisions of the Plan and adopt such rules and regulations for administering the plan as they deem necessary.

All employees of the Company are eligible to participate in the plan except for employees whose customary employment is less than 20 hours per week or for not more than five months in any calendar year; provided, however no option shall be granted to an employee if such employee, immediately after the option is granted, owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of it parent or subsidiary corporation. Under plan provisions, entry dates are limited to the first day of January and July of each year and represent the first day of a semi-annual period of participation on which each eligible employee is granted an option to purchase stock.

Eligible employees may defer from 2% to 10% of eligible compensation through payroll deductions, subject to a $25,000 limitation. These authorized payroll deductions are recorded as an increase to the participant's account.
Participant contributions are deposited in the Company's corporate bank accounts and may be used for general corporate purposes.

Except if the participant gives notice of withdrawal from the Plan, each participant is automatically deemed to have exercised his or her option, as of the last day of each semi-annual period of participation during which the eligible employee is participating in the Plan. The number of shares of common stock subject to each option shall be equal to the quotient of the total payroll deductions made by the employee during the semi-annual period of participation divided by the option price (defined below), excluding factional shares of common stock. Upon exercise of the option, the Company will as soon as practicable thereafter issue to the employee his or her shares of stock purchased. Upon withdrawal of the option, the Company is required to promptly refund to the withdrawing participant the balance in his or her account under the Plan.

The per share exercise price of each option is an amount equal to the lesser of the 85% of the fair market value of the Company's stock on the date of the grant or the date of exercise of such option, whichever is less. Total shares issuable under the plan are limited to 300,000.

If a participant's employment is terminated for any reason other than death or eligible retirement, his or her participation in the Plan terminates as of the date of termination, entitling the participant solely to a refund of the balance in his or her account under the Plan. If a participant retires after reaching the age of 65, the participant`s may, by written notice to the Company within 90 days of the retirement date, either (i) exercise the participant's outstanding options as of the retirement date (at an option price equal to 85% of the fair market value per share of Common Stock as of the date of grant or the retirement date, whichever is less), and receive a cash payment for any amount remaining in his or her account after paying the applicable Option Price, or (ii) receive a cash payment equal to the balance in his or her account under the Plan. Failure to give timely notice to the Company is deemed an election to receive the cash payment. If a participant's employment terminates due to death, the participant's legal representative will have the same rights as those described above relating to a participant's retirement upon reaching age 65, except the date of death replaces the retirement date.

The Board in its discretion may terminate the Plan at any time with respect to any shares for which options have not theretofore been granted. The Plan shall terminate and no further options shall be granted at the earlier of (i) the expiration of ten years from the date of its adoption by the Board, or (ii) the point in time when no shares of Stock reserved for issuance pursuant to options granted under the Plan are available.

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                          SOUTHERN MINERAL CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                    Notes to Financial Statements Continued

Whenever any change is made in the Stock, by reason of a stock dividend or by reason of subdivision, combinations, or reclassification of shares, appropriate action will be taken by the Board to adjust accordingly the number of shares subject to the Plan and the number and option price of shares subject to options outstanding under the Plan.

If the Company shall not be the surviving corporation in any merger or consolidation or if the Company is to be dissolved or liquidated, then, unless a surviving corporation assumes or substitutes new options for all options then outstanding, (i) the date of exercise for all options then outstanding shall be accelerated to dates fixed by the Board prior to the effective date of such merger or consolidation or such dissolution or liquidation, (ii) a participant may either (x) withdraw from the Plan and receive a refund from the Company in the amount of the balance in the participant's account under the Plan, (y) exercise a portion of his or her outstanding options as of such exercise date to purchase whole shares of Stock at the option price, to the extent of the balance in the participant's account under the Plan or (z) exercise in full his or her outstanding option as of such exercise date to purchase whole shares of stock, at the option price, which exercise shall require such participant to make a cash deposit as of the date of exercise in an amount sufficient to fully exercise the option and pay the related option price.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PARTICIPANT CONTRIBUTIONS

Contributions are recorded when the Company makes payroll deductions from the compensation of Plan participants.

STOCK PURCHASES

Stock purchases are recorded as of the last day of each semi-annual period of participation after the price and number of shares purchased have been determined for each participant.

PARTICIPANT WITHDRAWALS

Participant withdrawals and payments made to terminated participants are recorded as of the date distributions are made.

3. STOCK PURCHASES

The following table summarizes the stock issued to plan participants during 1998, 1997 and 1996:

                                             AVERAGE
                                             PURCHASE        TOTAL
    SEMI-ANNUAL                SHARES         PRICE         PURCHASE
   PURCHASE DATE               ISSUED       PER SHARE        PRICE
----------------               ------       ---------       --------
 December 31, 1996             5,313           $2.55        $13,548
 June 30, 1997                 1,581            4.25          6,719
 December 31, 1997             4,716            4.04         19,053
 June 30, 1998                 3,913            2.92         11,426
 December 31, 1998             1,298             .61            792
                              ------           -----        -------
         Total                16,821           $3.06        $51,538
                              ======           =====        =======

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                          SOUTHERN MINERAL CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                    NOTES TO FINANCIAL STATEMENTS CONTINUED

4.  INCOME TAX STATUS

The Plan is an employee stock purchase plan as defined in section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). So long as the Plan meets the code requirements of an employee stock purchase plan, employees will not recognize income when options are exercised, but will recognize such income at the later disposition of the stock. The Plan is not required to and does not maintain a determination letter from the Internal Revenue Service.

5.  ADMINISTRATIVE EXPENSES

Officers or employees of the Company perform certain administrative functions. No officers or employees receive compensation from the Plan. All expenses associated with establishment, operation and administration of the Plan are borne by the company.

6.  YEAR  2000

Historically, most computer systems utilized software that recognized a calendar year by its last two digits. Beginning in the year 2000, these systems will require modification to distinguish twenty-first century dates from twentieth century dates. The Plan relies on the Company's internal hardware and software systems to provide all services. While the Company has begun its own remediation efforts, there can be no guarantee that it's systems or other companies' systems, on which the Company's systems rely, will be timely converted, or a conversion that is incompatible with the Company's systems, would not have a material adverse impact on the Plan.

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(B) EXHIBITS

 EXHIBIT
 NUMBER          DESCRIPTION
 ------          -----------

23.1             Consent of KPMG LLP (filed herewith).

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